Mail Stop 3561
      February 2, 2006

Michael Krimbill
President and Chief Financial Officer
Energy Transfer Partners, L.P.
8801 South Yale Avenue, Suite 310
Tulsa, Oklahoma 74137

      Re:	Energy Transfer Partners, L.P.
		Amendment No. 2 to Registration Statement on Form S-4
      Filed January 26, 2006
		File No. 333-129920

Dear Mr. Krimbill:

	We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Consolidated Statement of Operations, page F-1
1. We read your response to comment 1 in our letter dated January
12,
2006.  Please update to include the interim period ended November
30,
2005.  Refer to Rule  11-02(c)(2)(i) Regulation S-X.

Item 22.  Undertakings, page II-10
2. In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. Refer to Questions 3 and 4 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(5) and 512(a)(6) of Regulation S-K, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-
8591fr.pdf.


* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Robert W. Ericson, Esq.
	Winston & Strawn LLP
	Fax:  (212) 294-4700

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Michael Krimbill
Energy Transfer Partners, L.P.
February 2, 2006
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